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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                 ____________________

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               TRANS WORLD GAMING CORP.
                                   (NAME OF ISSUER)
                                 ____________________

                            COMMON STOCK, $0.001 PAR VALUE
                            (Title of Class of Securities)


                                      893375105
                                    (CUSIP Number)
                                 ____________________

                                  DOMINICK VALENZANO
                              ONE PENN PLAZA, SUITE 1503
                              NEW YORK, NEW YORK  10119

                                     212-563-3355

                        (Name, Address and Telephone Number of
                         Person Authorized to Receive Notices
                                 and Communications)
                                 ____________________

                                    March 5, 1997
                         (Date of Event Which Required Filing
                                  of This Statement)
                                 ____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:     [    ]


Check the following box if a fee is being paid with this statement:  [    ]

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                                CUSIP NO.:  893375105
-------------------------------------------------------------

1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

    ANDREW TOTTENHAM      CIK
                          CCC
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a) [   ]
                                                 (b) [ x ]

--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    PF

--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 [   ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    ENGLAND

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                   623,000 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE
                   ---------------------------------------------------------
                   7)   SOLE VOTING POWER


                   810,500 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE*
                   ---------------------------------------------------------
                   8)   SHARED VOTING POWER


                   623,000 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE
                   ---------------------------------------------------------
                   9)   SOLE DISPOSITIVE POWER


                   810,500 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE*
                   ----------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    623,000

--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                 [ X ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    Approximately 18% (.1795906)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    IN

---------------------------------
* Includes 125,000 shares of Common Stock, and warrants for the purchase of an additional 62,500 shares of Common Stock, held by Robin Tottenham, spouse of the Reporting Person, as to which shares and warrants the Reporting Person disclaims any beneficial ownership.

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                                     SCHEDULE 13D


Item 1.       SECURITY AND ISSUER.

    This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of Trans World Gaming Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Penn Plaza, Suite 1503, New York, NY 10119.


Item 2.       IDENTITY AND BACKGROUND.

    (a)  Andrew Tottenham (the "Reporting Person")

    (b)  Tottenham & Co.
         3 Garfield Mews
         London, SW11 5PL
         United Kingdom

    (c)  President and Chief Executive Officer
         Trans World Gaming Corp.
         One Penn Plaza, Suite 1503
         New York, New York  10119

    (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

    (f) The Reporting Person is a citizen of England.

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Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    On March 5, 1997, the Issuer, the Reporting Person and the Reporting Person's spouse, Mrs. Robin Tottenham, executed a stock purchase agreement dated effective as of January 1, 1997 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Reporting Person purchased 375,000 shares of the Issuer's common stock, par value $.001 per share (the "Common Stock"), as well as warrants to purchase an additional 187,500 shares of Common Stock, exercisable at $.5938 per share for a period of five (5) years and including certain limited "piggyback" registration rights (the "Warrants"). Also pursuant to the Stock Purchase Agreement, Robin Tottenham purchased 125,000 shares of the Issuer's Common Stock and Warrants to purchase an additional 62,500 shares of Common Stock, as to which Common Stock and Warrants the Reporting Person disclaims any beneficial ownership. In consideration for the Common Stock, the Warrants, and the Notes, as defined in Item 6 hereof, the Reporting Person and his spouse transferred to the Issuer, in the aggregate, a 100% interest in Art Marketing, Ltd. d/b/a Tottenham & Co., a United Kingdom corporation.

Item 4.       PURPOSE OF TRANSACTION.

    The Reporting Person, who is currently the President and Chief Executive Officer of the Issuer, has acquired the Common Stock for the purpose of making an investment in the Issuer. The Reporting Person intends to review, from time to time, his investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, he may acquire shares of the Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market conditions, compliance with applicable securities laws and other factors, and the provisions of the Stock Purchase Agreement, the Reporting Person may determine to dispose of some or all of the securities currently owned by him or otherwise acquired by him either in the open market or in privately negotiated transactions.

    (a)-(j) Except as discussed in this Statement, the Reporting Person has not formulated any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the securities of the Issuer to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

    (a) As a result of the Reporting Person's ownership of the Common Stock, as well as his ownership of previously acquired shares of the Issuer's Common Stock, the Reporting Person beneficially owns a total of 810,500 shares of Common Stock of the Issuer, which includes the following: 375,000 shares of Common Stock acquired under the Stock Purchase Agreement; 187,000 shares of Common Stock that may be acquired upon the exercise of the Warrants; 58,500 shares of Common Stock previously acquired; 2,000 shares of Common Stock that may be acquired within 60 days upon the exercise of certain non-statutory options granted under the Issuer's 1993 Incentive Stock Option Plan; 125,000 shares of Common Stock acquired under the Stock purchase Agreement by the Reporting Person's spouse, as to which shares the Reporting Person disclaims any beneficial ownership; and 62,500 shares of Common Stock that may be acquired by the Reporting Person's spouse upon the exercise of the Warrants, as to which Warrants the Reporting Person disclaims any beneficial ownership. The total of 810,500 shares represents approximately 18% of the currently outstanding shares of Common Stock of the Issuer (calculated on the basis of (i) the 2,719,000 shares of Common Stock outstanding as of March 1, 1997 and (ii) the issuance to the Reporting Person and his spouse, pursuant to the Stock Purchase Agreement, of the 500,000 shares of Common Stock and the 250,000 Warrants.)(1)

    (b) The Reporting Person has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 623,000 shares of Common Stock, and has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 810,500 shares of Common Stock.

    (c) Except as described herein, the Reporting Person has not acquired or disposed of any shares of the Issuer's Common Stock during the past sixty days.

    (d)-(e) Items 5(d) and (e) are inapplicable to the Reporting Person.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


    As described in Item 3, the Reporting Person acquired the Common Stock pursuant to the Stock Purchase Agreement dated January 1, 1997. The Issuer's Articles of Incorporation set forth the rights relating to the Common Stock.

    The Reporting Person and his spouse are each the holder of a Non-Negotiable Promissory Note dated January 1, 1997 (the "Notes") in the principal amounts of $150,000 and $50,000, respectively. Beginning January 1, 1998, at the option of the Reporting Person and his spouse, the Notes will be convertible into shares of Common Stock of the Issuer at a conversion price of $1.00 per share. Such convertibility feature will vest at a rate of 20% per year, unless the Issuer completes a registered public offering of the Common Stock during the term of the Notes; in that case, the Notes will immediately become 100% vested and fully convertible. To determine the number of shares of Common Stock issuable as the Reporting Person's and his spouse's interests in the convertibility feature of the Notes vest over time, the principal amount plus any accrued interest then outstanding on

------------------------------
(1) For purposes of calculating the percent of class for each person or group, all rights to require Common Stock within 60 days, whether by the exercise of options or warrants, are deemed outstanding for each person or group. Such rights to acquire Common Stock are not, however, deemed to be outstanding for the purpose of computing the percentage of the class by any other person or group.

the Notes will be divided by the conversion price in effect on the conversion date. The Notes may not be prepaid, in whole or in part, by the Issuer at any time.

    The Reporting Person entered into an Employment Contract with the Issuer, dated as of December 26, 1996, pursuant to which the Reporting Person will serve as President and Chief Executive Officer of the Issuer for a term of five years. As part of his compensation under the Employment Contract, the Reporting Person will be eligible for participation in the Issuer's 1993 Incentive Stock Option Plan as a salaried employee. To date, no incentive stock options have been granted to him under the plan. The 2,000 options to purchase the Issuer's Common Stock which the Reporting Person currently owns pursuant to the plan were granted to him as non-statutory options for his services as an outside director of the Issuer prior to 1997. These non-statutory options have a ten-year term, have an exercise price per share equal to the fair market value of a share of the Common Stock on the date of grant, and become fully exercisable on the date of grant.

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Item 7.       MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT       DESCRIPTION                                                         METHOD OF FILING
-------       -----------                                                        ----------------
  1           Stock Purchase Agreement, dated as of January 1, 1997.              Filed herewith.

  2           Form of Warrant for Purchase of Shares of Common Stock of Trans     Filed herewith.
              World Gaming Corp., dated as of January 1, 1997.

  3           Form of Non-Negotiable Promissory Note, dated January 1, 1997.      Filed herewith.



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                                      SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


    Dated:  March 5, 1997

                                            ANDREW TOTTENHAM

                                            /s/ Andrew Tottenham
                                            --------------------------------